EXHIBIT 99.1

September 12, 2011

Internet Gold – Golden Lines Ltd. (the "Company")

Attention:	Attention:
Tel Aviv Stock Exchange Ltd.	Israel Securities Authority
www.tase.co.il	www.isa.gov.il

Re: Early Redemption of Series A Debentures

1.
Further to the Company's notice date of July 25, 2011, the Company hereby provides notice that as of September 7, 2011, the last date on which holders of Series A Debentures could seek early redemption of such debentures, the Company received redemption notices for 242,561 par value Series A Debentures. The Company redeemed the 242,561 par value Series A Debentures together with index-linkage differentials and accrued interest (calculated on the basis of 365 days per year).

2.
In accordance with the Tel Aviv Stock Exchange's directives in this respect, the Company’s Series A Debentures will be delisted from the Tel Aviv Stock Exchange on September 26, 2011, with the last day of trade being September 22, 2011, all as set forth in the notice issued by the Tel Aviv Stock Exchange.

3.	NIS 314,940 par value of Series A Debentures remain outstanding as of the date of this immediate report.

Internet Gold – Golden Lines Ltd.